
David Coll
@davidc lli
David Collinger
@davidcollinger
376K Followers | 1,3K Following
Businessman
Based in Miami Florida
My Products
My Website
Emails
+1 (561) 866-6612
https://collinger.co.global/
LINK
link.me
Share Profile

Your Chance to Invest in Linkme

Already used in 180+ countries, Linkme aims to be the world's premier unified platform revolutionizing the way people network and share information. We believe investing in Linkme positions you at the forefront of this expanding sector.

Invest Now From $360

Minimum Investment
$360.00
Closing In
90 days

Form C
Investor Perks

Why Linkme?

Top Reasons to Invest in Linkme

1. ***Growing Market:*** We believe investing in Linkme may allow you to capitalize on this expanding industry.

2. ***Global Adoption*** Already adopted in 180+ countries, Linkme has a diverse user base and proven international appeal, therefore we believe this offers a strong foundation for continued growth.

3. ***Seamless Integration:*** Linkme's ability to unify profiles and contact details across multiple platforms creates a unique value proposition for users, simplifying their networking experience.

4. ***Enhanced Networking:*** By revolutionizing the way people connect and exchange information, we believe Linkme enables more efficient and effective networking, making it an attractive solution for users.

Why Linkme?
Our Platform
Linkme AI
Notable Users
Our Market

5. ***Ads Platform:*** We believe that Linkme is not only a groundbreaking technology platform but also a transformative tool that can allow businesses of all sizes to advertise and target their consumers.

6. ***Future Potential:*** We believe as the world becomes increasingly interconnected, the demand for streamlined communication tools like Linkme is expected to grow, hopefully positioning the company for long-term success.



One app to connect, collaborate, and share it all.
Privacy matters to us; share only the information you're comfortable with.
Link with Clarisse
Scan & Link
Go to your QR code
Linkme
Anjela Johnson
Scan QR Code
Add to Apple Wallet

Invest Now

Our Platform

Meet the Future of Networking.

Experience the convenience of Linkme, where all your social media and contact information elegantly converge in a single platform. Effortlessly organized and accessible with a complimentary QR code, this app is designed to make your life simpler and more streamlined. Discover the seamless integration that only Linkme can provide.

Social Hub
We're Established
Link in Bio Feature
Global Presence
Investment Benefits
Bonus Benefits
Go Green
Testimonials
Revenue
Join the Journey
Top Charts
Our Growth
Financially Speaking
In the Press
Our Progress
Previous Funding
Our Team



Profiles
People

Totally Free

Linkme is a free app that you can download on iPhone and Android or use through your browser.

Contact Methods

Users can direct message on Linkme and also find contact information on the app.

Easy to Use

Simply scan and link to share all your contact information and social platforms.

Networking

Staying connected with people is easier than ever. Link with someone and they're always in your network.

Design & Brand

Our revolutionary design and branding is exactly what people look for in a mobile app.

Notifications

You will receive notifications for shouts, phone number updates, added links, and birthdays!

Shouting

Linkme allows users to Shout messages, images, and videos to their network or around the world!

Instant Sharing

QR code for instant sharing. People can scan your Linkme QR code even if they don't have the app!

Invest in Your Future

Linkme AI

Powered by Linkme Ai

Adam & Eve AI Beta

Adam and Eve AI: Pioneering the Future of Interaction. Weaving intelligence into every conversation, this advanced AI duo is programmed to chat, engage, and answer your questions on any subject under the sun.

I love coffee, how much is a safe amount to drink per day?

What are the best places to see the northern lights? I've always wanted to see them in person

Adam AI
@adam

Eve AI
@eve

It's recommended to consume no more than three cups of coffee per day to avoid potential health risks such as heartburn and insomnia. However, the safe amount can vary from person to person based on factors like their age, gender, weight, and individual sensitivity. As a result, it is best to consult with a medical p... before making any signific... mption.

Generally speaking, the best places to see the Northern Lights are Alaska and ... due to their ... ation.



Adam AI

@adam

Hi there! I'm Adam, a friendly AI here to make your life more delightful and efficient.

Eve AI

@eve

Hey, I'm Eve, your AI BFF! Here to help, chat, and explore life together.

Notable Users

Some Notable Linkme Users


Instagram
Linkme
adamweitsman
283 Posts
19.8M Followers
Adam Weitsman
Adam Weitsman
Dad • Recycler • Restauranteur
Philanthropist • Entrepreneur
Skaneateles • Miami • NYC
Website
Profound Mastermind
UpstateShredding
The Krebs
Shouts
Media

Invest Now

Our Market?

Anyone with a smartphone and **businesses** of all sizes.


Actor
Showroom
Influencer
Streaming Platform
Musician
Restaurant
Real Estate
Fitness Center
Tyler Nix
ArtMe Gallery
Lia Sparkle
Mazo Club
Marcos Paulo Prado
Bon Vivant
Stone Maverick
Total Shape

Invest Now

Social Hub

What Can You Share on Linkme?



New apps are added all the time. Don't see an app you're using?
Request it on Linkme and our team will have it added within 48 hours.

We're Established

Millions of followers. We're established!

At Linkme, we're proud to have millions of followers and verified accounts on all major social media platforms. This incredible support validates our credibility and fuels our growth, enabling us to continue providing a top-tier networking experience for users worldwide.

Verified on Instagram

Verified on TikTok




VERIFIED - VERIFIED - VERIFIED - VERIFIED -

Our Link in Bio Feature

Your New Link in Bio

Linktree, valued at $1 billion and over $100 million raised, offers a main feature we believe is just a small part of Linkme's diverse, all-in-one solutions for users' various needs.

To help you better understand the feature, picture this: on the left, you have a user of Linktree, and on the right, you can see how that user's profile looks after transitioning to Linkme.

Linktree


@Erickronaldo_
YouTube
Tiege Hanley Skincare
Cuts Clothing Discount
Stop Playing! My Snapchat Show
TikTok
Patreon
Instagram
Facebook
Vintage Soccer Jerseys
Merch
Linktree

Linkme


Erick Ronaldo
Don't be shy with it (:
Subscribe on Youtube!
Tiege Hanley Skincare
Cuts Clothing Discount
STOP PLAYING
My Snapchat Show!
Patreon | Creating cool shit
ADD TO CONTACTS
DOWNLOAD & LINK

Global Presence

Used Around the World.

Linkme is revolutionizing the way people network, bringing them together from all corners of the globe. With a presence in over 180 countries, our users enjoy the freedom of networking anytime and anywhere.



15%
Asia
43%
North America
5%
Australia
18%
Europe
10%
Africa
9%
Latin America

500,000 +
Ambassadors are inviting their friends to join.

180 +
Countries Linkme is being used in.

Invest Now

Investment Benefits

Investment Incentives & Bonuses.

At Linkme, we appreciate and celebrate our investors by offering an array of exclusive benefits and rewards. Thank you for believing in us.


LEGACY INVESTOR

$100,000+

LEGACY INVESTOR

- 30% bonus shares.
- All Previous Perks
- Meet the founders: Linkme will arrange a dinner with the founders in Miami.
- Access to Scheduling a quarterly call w/ founders in 2023 and 2024.
- Linkme team will create and verify a Linkme profile for yourself and your business.
- Access to the Linkme beta app. Test new features before they're live.

Select


DIAMOND INVESTOR

$50,000+

DIAMOND INVESTOR

- 20% bonus shares.
- All Previous Perks
- Access to Scheduling a quarterly call w/ founders in 2023 and 2024.
- Linkme team will create and verify a Linkme profile for yourself and your business.
- Access to the Linkme beta app. Test new features before they're live.

Select


GOLD INVESTOR

$10,000+

GOLD INVESTOR

- 10% bonus shares.
- Linkme's social media growth guide.
- Access to our private investor newsletter.
- 2 Linkme hoodies.
- Zoom call with the founders.

Select


PLATINUM INVESTOR

$1,000+

PLATINUM INVESTOR

- 5% bonus shares.
- Linkme's social media growth guide.
- Access to our private investor newsletter.

Select


LINKME INVESTOR

$360+

LINKME INVESTOR

- Linkme's social media growth guide.
- Access to our private investor newsletter.

Select

Invest Now

Bonus Benefits

Additional Benefits.

We have already received big checks from investors, but we feel like it's time to let our users and community to be a part of our journey.

Friends & Family

Investors who invest in the Securities from August 15th to the 16th, 2023, will receive **15% additional shares as a bonus.**

Early Bird

Investors who invest in the Securities from August 17th to the 24rd, 2023, will receive **10% additional shares as a bonus.**

First Month

Investors who invest in the Securities from August 25th to September 22st, 2023, will receive **5% additional shares as a bonus.**

TIME LEFT FOR THIS BENEFIT

00 : 01 : 22 : 05

DAYS HOURS MINUTES SECONDS

Invest Now

Go Green

Leave paper business cards behind. Networking is evolving, and we believe we're leading the way.

Every day, 27 million business cards are printed, requiring the cutting down of 7 million trees annually. This contributes to the loss of nearly 6 million hectares of forest each year, equivalent to over 12 million football fields. Modern technology offers an alternative in the form of digital business cards. By making the switch, you are playing an active role in preserving our precious environment.

7 Million

trees can be saved each year by switching to a digital business card.


ZERO WASTE
ECO-FRIENDLY
ZERO WASTE
ECO-FRIENDLY

88%

of business cards get thrown away within a week.

Testimonials

What Our Users Are Saying:

Samim

★★★★★

One of the best & useful Social media platform Ihave ever seen. Its interface is so easy & amazing to use. The linkme team has made an awesome easy app to use it perfectly well & balanced. I am impressed for this app ❤️❤️❤️❤️🥰

Ahmed

★★★★★

Great app indeed! I've been looking for such kind of link sharing apps for a long time but nothing has helped me as much as this app. The developers really put some serious effort here. Keep it up 👍

Shani

★★★★★

The most useful Social Media Platform! I've been using Linkme for the past few days and I can say that Linkme LinkmeNetworkShout is brilliant, the Linkme team has made an awesome easy to use app that makes connecting with people 10x easier. Let's list everything that Linkme has done better than any other social platform: - Full Image Resolution with No compression , Super easy to connect to others, Easy to use UI and a ton more fantastic features...

Invest Now

Revenue

Ads Platform.

We believe Linkme will allow businesses of all sizes to advertise and target their consumers. View this example Starbucks advertisement that a user would see on the app. The Linkme style allows for modern and user-friendly ads.


Chocolate
#Frappuccino
Today's Spends
246.36
Ad Group Status
User Data
Gender
Dre Medici
Running your
first ad on
Linkme.

The Starbucks advertisement is a mock-up created for illustrative purposes only. Linkme is not affiliated with, endorsed by, or connected to Starbucks in any way.

Join the Journey

Your Opportunity

Typically, we believe other companies didn't let the public invest in them at the start. But we think Linkme is different! We want everyone, including our users, to have the opportunity to invest and become a part owner.

This way, **we can all be part of Linkme's journey together.**


Opportunity to
INVEST

Invest Now in Linkme

Top Charts

We Cracked the Code. #17 on the App Store.

After launching a small marketing test, Linkme reached #17 on the social networking App Store charts in under 48 hours.


Top Charts
LinkMe | Link, Network, Shout!
OPEN
What's New
Preview
ONE PROFILE
All your platforms
Top Charts
14 Checkmate - scan your friends
15 sendit - get it now
16 Stereo: Let's Talk
17 LinkMe | Link, Network, Shout!
18 TextFree: Private Texting App
19 Text Me - Phone Call + Texting
20 Locket Widget

Our Growth

Linkme's User Growth.

With a limited budget based on Linkme's unique user growth formula, Linkme has managed to gain over 500,000 users within the first 6 months of releasing the app.

User Growth over first 6 months.


First 6 months
- 500K users
500,000
Users
500 K
400 K
300 K
200 K
100 K
0
Nov 2021
Dec 2021
Jan 2022
Feb 2022
March 2022
April 2022

Financially Speaking

Use of Funds

At Linkme, we aim to strategically allocate our budget to maximize our impact and growth. 40% is dedicated to marketing, with proven strategies delivering a cost per acquisition of $0.50. Product development, including app updates, R&D, new features, bug fixing, and maintenance, receives 30%. We allot 12% for operational expenses like office costs, devices, emails, support team, and legal expenses. 10% goes towards general working capital for everyday business operations and contingencies, while 8% covers broker and processing fees associated with transaction costs and broker services.



Marketing
40%
Broker and Processing Fees
8%
General Working Capital
10%
Product
30%
Operational
12%

40% Marketing
Our proven marketing strategies to bring users at a CPA of $0.50.

30% Product
App updates, R&D, new features, bug fixing, and maintenance.

12% Operational
Office, new devices, emails, support team, legal, and other expenses.

10% General Working Capital
Financing everyday business operations and contingencies.

8% Broker and Processing Fees
Covering transaction costs and broker services.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company

Invest Now

In the Press

You've probably seen us on:

BUSINESS INSIDER
Entrepreneur
Forbes
FLAUNT
DIGITAL JOURNAL
LA WEEKLY
Khaleej Times
Us Weekly
USA TODAY
THE UBJ United Business Journal
the village VOICE
OK!
INVESTOR TELEGRAPH
IBT
Mashable
Bangkok Post
clout

Our Progress

Linkme Timeline

08/18/21

August 2021 - Beta App Launched.

The Linkme Beta was officially launched on the App Store for iOS users to download try the app for the first time!

01/14/22

January 2022 - Top 10 on France's App Store.

After partnering with an influencer in France and launching a test campaign, we reached number 7 on France's App Store for social networking.

03/02/22

March 2022 - Top 100 on the US App Store.

After launching promotions on every major platform with micro influencers and ambassadors, we peaked at number 79 on the US App Store for social networking.

04/15/22

April 2022 - 500,000+ Users on Linkme.

Within 6 months of launching our marketing campaigns, we reached over 500,000 users on Linkme!

11/14/22

November 2022 - Linkme 3.0 Launch.

Our biggest update to Linkme. Introducing light mode, video & audio calling, dynamic shout sizing, new sign up flow, personalized feeds, choose your interests, and major performance enhancements.

03/09/23

March 2023 - Top 20 on the US App Store.

After launching our first marketing campaign in 2023, we reached #17 on the US App Store for social networking.

Estimate: 2024

Future - 5 Million Users on Linkme.

We're projecting to reach 5,000,000 users on Linkme in 2024.

Invest Now

Previous Funding

Over $3 Million Raised to Date

Investors have given us a lot of money, but we now want to give our users and community the chance to be part of our exciting path forward.

Angel Round	Seed Round	Friends & Family
June 2021	October 2021	June 2022
$ 800,000.00	$ 950,000.00	$ 1,301,600.00
Raised	Raised	Raised

Our Team

Meet the family you're joining.



Net Kohen

CEO, CTO & Co-Founder

Net Kohen is the founder and former CEO of NXTGEN. NXTGEN is a technology company founded in 2018 that specializes in designing, developing, and deploying apps for start-ups and established businesses nationwide. The company has delivered high-quality apps to a variety of businesses, resulting in satisfied customers. For over 3 years, Net and his tech team have been developing the Linkme app.



Dre Medici

CMO & Co-Founder

Dre Medici previously founded Grow With Us Agency, a self funded agency that grew to over 7,500 clients and an 8 figure valuation. Dre has helped his clients improve their business image, marketing, and profits by generating hundreds of millions of views. Additionally, he has taken Linkme to the top 20 on the US App Store multiple times and to the top 10 on the French App Store.



Val Share

COO & Co-Founder

The former COO of NXTGEN & WOMPLIFE, an online fitness brand that sold tens of thousands of fitness products in less than a year, is Val. He possesses elite skills and experience in running day-to-day operations and managing multiple departments simultaneously. Val also has a large celebrity network, as well as marketing and virality creation expertise, generating over 50 million views across all social media platforms for his former companies and Linkme.



Dan

Managing Director

Dan, the Managing Director of Linkme, is an experienced

About Dan



Steven

Chief Financial Officer

Steven, the Chief Financial Officer and an early investor

About Steven



Dror

Business Advisor

Dror is not only a business advisor at Linkme, but he is also

About Dror



Raymond

Head of Investor Relations

Raymond is an experienced securities trader with over

About Raymond



Shane

Chief Data Officer

Shane, Chief Data Officer and early investor in Linkme, has

About Shane



Ashwini

Head of Cloud Development

As the head of cloud development at Linkme, Ashwini

About Ashwini



Yarin

Technical Project Manager

Yarin is a skilled Technical Project Manager at Linkme with

About Yarin



Eugene

Head of App Development

Eugene is the Head of App Development at Linkme, with over 10

About Eugene



Ankit

Head of Backend Architecture

Ankit is a seasoned software developer with over 10 years of

About Ankit



Leon

Head of Future Developments

Leon is the founder and CEO of MARA, a Germany-based

About Leon



Isaac

Operations Manager

Isaac is the Operations Manager at Linkme, where he

About Isaac



Azamat

Lead iOS Engineer

Azamat is an experienced full-stack web developer

About Azamat



Anshu

Head of Backend Development

Anshu is a highly skilled full-stack developer with over 12 years of

About Anshu



Liyanna

Support Team Lead

Liyanna is an accomplished professional with over

About Lilyanna



Alyona

Head of Design

Alyona, the Head of Design at Linkme, is a world-class product

About Alyona

Yes! I Want to Invest in Linkme Now!

Linkme

Copyright © 2023 Me Global App, Inc. All rights reserved.

Download on the App Store
GET IT ON Google Play